

INDUSTRIAS CH, S.A. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
TEL. 53-10-25-59 Fax. 53-10-24-96



06013460


SEC MAIL
RECEIVED
PROCESSING
MAY 16 2006
WASH. D.C.
213
SECTION

May 05, 2006

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the first quarter 2006 and the relevant events sent to the Mexican Bolsa are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3 -2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

Very truly yours,

Sergio Vigil
Chief Financial Oficer

Agustín Melgar No. 23 Apdo. Postal No.
C.P. 54030 Tlalnepantla, Edo. de México
TEL. 53-10-25-59 Fax. 53-10-24-96

INDUSTRIAS CH, S.A. DE C.V.


SEC MAIL PROCESSING
RECEIVED
MAY 1 6 2006
WASH, D.C.
213
SECTION

May 05, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the first quarter 2006 a
relevant events sent to the Mexican Bolsa are being furnished to the Securit
Exchange Commission (the "SEC") on behalf of Industrias CH, S.A. de C
"Company") pursuant to the exemption from the Securities Exchange Act of
amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule
with the understanding that such information and documents will not be de
"filed" with the SEC or otherwise subject to the liabilities of Section 18 of
that neither this letter nor the furnishing of such information and docu
constitute an admission for any purpose that the Company is subject to the

Very tr



Sergi
Chie



Tlalnepantla Estado de Mexico, April 2006.- Industrias CH S.A. de C.V. (ICH) announces that during the combined sessions of April the 17 and April 18 2006, ICH stock registered an accumulated increase of 10.52%. The management of ICH has no relevant events to notify of or pending information to communicate; although it considers that the rise in the price of the stock is related of the stability of the Mexican economy, the good moment that the global steel sector is experiencing and the good results of ICH together with the strong financial structure it presents after liquidating, in advance, the financial debt of its subsidiary in the United States of America (USA) Republic Engineered Products Inc. (Republic). Historically this debt represented a vast problem for the healthy development of Republic; in the year 2000 the total bank debt was approximately 1 billion US dollars. With its extraordinary financial structure and recent investments Republic has accomplished significant improvements in the productivity and a very good profitability allowing Republic to take advantages of the opportunities that are actually present in the global steel markets.

Through Republic, ICH is present in the largest automotive market in the world, in which Republic has a leadership position in the Special Bar Quality (SBQ) segment.

Any forward-looking information contained herein is inheritely subjected to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assume obligation to update any forward-looking information contained herein.

Tlalnepantla Estado de Mexico, March 28 2006.-

Industrias CH S.A. de C.V. (ICH) and Grupo Simec S.A. de C.V. (Simec) announce that their subsidiary in the United States of America (USA) Republic Engineered Products Inc. (Republic) has liquidated its financial debt, which matured in 2009. Historically this debt represented a vast problem for the healthy development of Republic; in the year 2000 the total bank debt was approximately 1 billion US dollars. With its extraordinary financial structure and recent investments Republic has accomplished significant improvements in the productivity and a very good profitability allowing Republic to take advantages of the opportunities that are actually present in the global steel markets.

Through Republic, ICH and Simec are present in the largest automotive market in the world, in which Republic has a leadership position in the Special Bar Quality (SBQ) segment. Together ICH, Simec and Republic plan to ship 3 million tons of finished products in 2006 becoming the main producer of SBQ in North America.

The company estimates sales of 25 billion pesos in 2006 and earnings before interest, tax, depreciation and amortization (EBITDA) of 3.2 billion pesos in 2006.

Any forward-looking information contained herein is inheritely subjected to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 1 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

AL 31 DE MARZO DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	19,877,568	100	17,134,413	100
s02	ACTIVO CIRCULANTE	9,910,192	50	8,968,407	52
s03	EFECTIVO E INVERSIONES TEMPORALES	899,842	5	3,109,082	18
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	3,145,526	16	1,825,195	11
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	772,968	4	208,512	1
s06	INVENTARIOS	5,012,776	25	3,715,225	22
s07	OTROS ACTIVOS CIRCULANTES	79,080	0	110,393	1
s08	ACTIVO A LARGO PLAZO	0	0	0	0
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	0	0	0	0
s11	OTRAS INVERSIONES	0	0	0	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	9,240,627	46	7,929,136	46
s13	INMUEBLES	3,767,367	19	3,556,922	21
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	9,210,865	46	8,552,421	50
s15	OTROS EQUIPOS	235,317	1	218,562	1
s16	DEPRECIACION ACUMULADA	4,649,735	23	4,428,184	26
s17	CONSTRUCCIONES EN PROCESO	676,813	3	29,415	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	717,864	4	236,730	1
s19	OTROS ACTIVOS	8,885	0	140	0
s20	PASIVO TOTAL	6,382,806	100	3,910,071	100
s21	PASIVO CIRCULANTE	3,083,988	48	1,471,254	38
s22	PROVEEDORES	1,727,244	27	825,592	21
s23	CREDITOS BANCARIOS	0	0	0	0
s24	CREDITOS BURSATILES	3,307	0	3,527	0
s25	IMPUESTOS POR PAGAR	364,707	6	167,719	4
s26	OTROS PASIVOS CIRCULANTES	988,730	15	474,416	12
s27	PASIVO A LARGO PLAZO	0	0	0	0
s28	CREDITOS BANCARIOS	0	0	0	0
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	22,921	1
s32	OTROS PASIVOS LARGO PLAZO	3,298,818	52	2,415,896	62
s33	CAPITAL CONTABLE	13,494,762	100	13,224,342	100
s34	CAPITAL CONTABLE MINORITARIO	1,215,761	9	974,694	7
s35	CAPITAL CONTABLE MAYORITARIO	12,279,001	91	12,249,648	93
s36	CAPITAL CONTRIBUIDO	7,238,854	54	7,238,854	55
s79	CAPITAL SOCIAL PAGADO	6,178,397	46	6,178,397	47
s39	PRIMA EN VENTA DE ACCIONES	1,060,457	8	1,060,457	8
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	5,040,147	37	5,010,794	38
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,035,151	45	5,200,932	39
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(995,004)	(7)	(190,138)	(1)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 1 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS CONSOLIDADO

(MILES DE PESOS) Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	899,842	100	3,109,082	100
s46	EFECTIVO	650,143	72	894,061	29
s47	INVERSIONES TEMPORALES	249,699	28	2,215,021	71
s07	OTROS ACTIVOS CIRCULANTES	79,080	100	110,393	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	71,098	90	0	0
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	7,982	10	110,393	100
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	717,864	100	236,730	100
s48	GASTOS AMORTIZABLES (NETO)	477,676	67	236,730	100
s49	CREDITO MERCANTIL	166,988	23	0	0
s51	OTROS	73,200	10	0	0
s19	OTROS ACTIVOS	8,885	100	140	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	3,334	38	0	0
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	2,379	27	140	100
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	3,172	36	0	0
s21	PASIVO CIRCULANTE	3,083,988	100	1,471,254	100
s52	PASIVOS EN MONEDA EXTRANJERA	1,675,546	54	472,379	32
s53	PASIVOS EN MONEDA NACIONAL	1,408,442	46	998,875	68
s26	OTROS PASIVOS CIRCULANTES	988,730	100	474,416	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	3,464	0	0	0
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	985,266	100	474,416	100
s27	PASIVO A LARGO PLAZO	0	0	0	0
s59	PASIVO EN MONEDA EXTRANJERA	0	0	0	0
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	22,921	100
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	22,921	100
s32	OTROS PASIVOS LARGO PLAZO	3,298,818	100	2,415,896	100
s66	IMPUESTOS DIFERIDOS	3,173,888	96	2,409,424	100
s91	PASIVOS LABORALES	15,898	0	2,336	0
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	109,032	3	4,136	0
s79	CAPITAL SOCIAL PAGADO	6,178,397	100	6,178,397	100
s37	NOMINAL	5,098,604	83	5,098,604	83
s38	ACTUALIZACION	1,079,793	17	1,079,793	17

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2006

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	6,035,151	100	5,200,932	100
s93	RESERVA LEGAL	146,216	2	146,216	3
s43	RESERVA PARA RECOMPRA DE ACCIONES	1,021,893	17	353,124	7
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	4,330,125	72	4,255,927	82
s45	RESULTADO DEL EJERCICIO	536,917	9	445,665	9
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(995,004)	100	(190,138)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(193,326)	19	626,708	(330)
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	20,272	(2)	12,189	(6)
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(821,950)	83	(829,035)	436
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE: 1 AÑO: 2006

ESTADO DE SITUACION FINANCIERA

DATOS INFORMATIVOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s72	CAPITAL DE TRABAJO	6,826,204	7,497,153
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	80	28
s75	NUMERO DE EMPLEADOS (*)	1,563	1,240
s76	NUMERO DE OBREROS (*)	4,151	2,085
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	436,574,580	436,574,580
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH
TRIMESTRE: 1 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 31 DE MARZO DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	6,307,966	100	2,531,255	100
r02	COSTO DE VENTAS	5,252,352	83	1,661,840	66
r03	RESULTADO BRUTO	1,055,614	17	869,415	34
r04	GASTOS DE OPERACION	388,023	6	257,813	10
r05	RESULTADO DE OPERACION	667,591	11	611,602	24
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(16,501)	0	(7,509)	0
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	684,092	11	619,111	24
r08	OTROS GASTOS Y PRODUCTOS (NETO)	(13,220)	0	(73,422)	(3)
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	697,312	11	692,533	27
r10	PROVISIONES PARA IMPUESTOS Y PTU	94,360	1	199,857	8
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	602,952	10	492,676	19
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	0	0	0	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	602,952	10	492,676	19
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	602,952	10	492,676	19
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	602,952	10	492,676	19
r19	RESULTADO NETO MINORITARIO	66,035	1	47,011	2
r20	RESULTADO NETO MAYORITARIO	536,917	9	445,665	18

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: ICH | TRIMESTRE: 1 | AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	6,307,966	100	2,531,255	100
r21	NACIONALES	1,855,632	29	2,091,703	83
r22	EXTRANJERAS	4,452,334	71	439,552	17
r23	CONVERSION EN DOLARES (***)	406,569	6	37,851	1
r06	COSTO INTEGRAL DE FINANCIAMIENTO	(16,501)	100	(7,509)	100
r24	INTERESES PAGADOS	3,331	(20)	2,477	(33)
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	6,900	(42)	8,423	(112)
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(19,809)	120	(3,666)	49
r28	RESULTADO POR POSICION MONETARIA	6,877	(42)	2,103	(28)
r10	PROVISIONES PARA IMPUESTOS Y PTU	94,360	100	199,857	100
r32	I.S.R. - IMPAC CAUSADO	116,344	123	192,257	96
r33	I.S.R. - IMPAC DIFERIDO	(21,984)	(23)	7,600	4
r34	P.T.U. CAUSADA	0	0	0	0
r35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 1 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	6,623,364	2,570,115
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	20,136,328	9,073,415
r39	RESULTADO DE OPERACIÓN (**)	1,986,606	2,596,905
r40	RESULTADO NETO MAYORITARIO (**)	1,385,147	1,952,164
r41	RESULTADO NETO (**)	1,621,782	2,142,646
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	139,693	80,241

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 1 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE ENERO AL 31 DE MARZO DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	6,307,966	100	2,531,255	100
rt02	COSTO DE VENTAS	5,252,352	83	1,661,840	66
rt03	RESULTADO BRUTO	1,055,614	17	869,415	34
rt04	GASTOS DE OPERACION	388,023	6	257,813	10
rt05	RESULTADO DE OPERACION	667,591	11	611,602	24
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(16,501)	0	(7,509)	0
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	684,092	11	619,111	24
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	(13,220)	0	(73,422)	(3)
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	697,312	11	692,533	27
rt10	PROVISIONES PARA IMPUESTOS Y PTU	94,360	1	199,857	8
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	602,952	10	492,676	19
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	0	0	0	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	602,952	10	492,676	19
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	602,952	10	492,676	19
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	602,952	10	492,676	19
rt19	RESULTADO NETO MINORITARIO	66,035	1	47,011	2
rt20	RESULTADO NETO MAYORITARIO	536,917	9	445,665	18

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH | TRIMESTRE: 1 | AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

INDUSTRIAS CH, S.A. DE C.V.

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	6,307,966	100	2,531,255	100
rt21	NACIONALES	1,855,632	29	2,091,703	83
rt22	EXTRANJERAS	4,452,334	71	439,552	17
rt23	CONVERSION EN DOLARES (***)	406,569	6	37,851	1
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	(16,501)	100	(7,509)	100
rt24	INTERESES PAGADOS	3,331	(20)	2,477	(33)
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	6,900	(42)	8,423	(112)
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	(19,809)	120	(3,666)	49
rt28	RESULTADO POR POSICION MONETARIA	6,877	(42)	2,103	(28)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	94,360	100	199,857	100
rt32	I.S.R. - IMPAC CAUSADO	116,344	123	192,257	96
rt33	I.S.R. - IMPAC DIFERIDO	(21,984)	(23)	7,600	4
rt34	P.T.U. CAUSADA	0	0	0	0
rt35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 1 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	139,693	80,241

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 1 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS

DEL 1 DE ENERO AL 31 DE MARZO DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	602,952	492,676
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	(234,510)	1,170,060
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	368,442	1,662,736
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	248,512	(1,172,965)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	616,954	489,771
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(252,999)	(19)
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	1,978,104
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(252,999)	1,978,085
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(200,685)	6,163
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	163,270	2,474,019
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	736,572	635,063
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	899,842	3,109,082

ESTADO DE CAMBIOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	(234,510)	1,170,060
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	139,693	80,241
c41	+ (-) OTRAS PARTIDAS	(374,203)	1,089,819
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	248,512	(1,172,965)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	146,661	(106,118)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	175,699	(635,193)
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(451,868)	96,024
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	108,814	(82,649)
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	269,206	(445,029)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(252,999)	(19)
c23	+ FINANCIAMIENTOS BANCARIOS	0	(19)
c24	+ FINANCIAMIENTOS BURSATILES	0	0
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	157,178	0
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(410,177)	0
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	1,978,104
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	1,668,762
c31	(-) DIVIDENDOS PAGADOS	0	0
c32	+ PRIMA EN VENTA DE ACCIONES	0	309,342
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(200,685)	6,163
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(108,144)	0
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	(92,541)	241
c37	+ (-) VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	5,922
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 1 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

DATOS POR ACCION

INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	3.74		$	0.99	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	3.74		$	0.00	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	28.13		$	27.13	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.00		$	0.00	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		0.99	veces		0.85	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		7.40	veces		23.78	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 1 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

RAZONES Y PROPORCIONES

CONSOLIDADO

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	9.55	%	19.46	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	11.28	%	16.48	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	8.15	%	12.93	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(1.14)	%	(0.42)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	1.01	veces	0.54	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.17	veces	1.18	veces
p08	ROTACION DE INVENTARIOS(**)	3.34	veces	1.54	veces
p09	DIAS DE VENTAS POR COBRAR	39.02	dias	56.43	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.00	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	32.11	%	22.81	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.47	veces	0.29	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	26.25	%	12.08	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	200.41	veces	246.93	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	3.15	veces	2.39	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	3.21	veces	6.09	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.58	veces	3.57	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.55	veces	2.29	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	29.17	%	211.32	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	5.84	%	65.68	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	3.93	%	(46.33)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	185.21	veces	197.74	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	(9.41)	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(0.00)	%	100.00	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	53.88	%	0.00	%

(**) INFORMACION ULTIMOS DOCE MESES

INDUSTRIAS CH, S.A DE C.V.

Tlalnepantla Estado de México 26 de Abril de 2006 Industrias CH S.A. de C. V. reporta el día de hoy sus resultados del primer trimestre de 2006

Comparativo primer trimestre 2006 vs. primer trimestre 2005

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 149%, Ps. 2,531 millones durante el primer trimestre de 2005 comparados con Ps. 6,307 millones en el mismo período del 2006. Las ventas en toneladas de productos de acero aumentaron un 140% a 774 mil toneladas en el primer trimestre de 2006 comparadas con las 322 mil toneladas en el mismo período de 2005. Las toneladas de producto vendidas en el extranjero en el primer trimestre de 2006 aumentaron el 952% a 505 mil toneladas comparadas con las 48 mil toneladas del mismo período del año anterior.

Costo de Ventas
El costo directo de ventas aumentó el 216% de Ps. 1,661 millones en el primer trimestre de 2005 a Ps. 5,252 millones en el mismo período de 2006. Con respecto a ventas, en el primer trimestre de 2006, el costo representa el 83% comparado contra el 66% del mismo período de 2005. El costo de ventas, aumentó en el primer trimestre de 2006 debido principalmente al aumento en el volumen de ventas; además del incremento en los precios de la chatarra, electricidad, gas y por la incorporacion de republic

Utilidad Bruta
La utilidad bruta de la Compañía para el primer trimestre de 2006 aumento el 21% a Ps. 1,055 millones comparados con los Ps. 869 millones del mismo período de 2005. La utilidad bruta como porcentaje respecto a las ventas netas para el primer trimestre de 2006 fue del 17% comparada contra el 34% en el mismo período de 2005.

Gastos de Operación
Los gastos de venta y de administración, aumentaron el 51% a Ps. 388 millones el primer trimestre de 2006 respecto a los Ps. 257 millones del mismo período de 2005.

Utilidad de Operación
La utilidad de operación aumento el 9% de Ps. 611 millones en el primer trimestre de 2005 a Ps. 667 millones en el mismo período de 2006. Con respecto a ventas, el margen de operación de ICH representa el 11% en el primer trimestre de 2006 comparado con el 24% en el mismo período de 2005.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el primer trimestre de 2006, fue una utilidad de Ps. 16 millones comparados con los Ps. 7 millones de utilidad para el mismo período del 2005. Los ingresos por intereses fueron de Ps. 6 millones en el primer trimestre de 2006 comparados contra los Ps. 8 millones de ingresos por intereses en el mismo período de 2005.

Otros Gastos (Ingresos), neto
La Compañía registró otros ingresos netos por Ps. 13 millones durante el primer trimestre de 2006 comparados contra otros ingresos netos por Ps. 73 millones por el mismo período de 2005.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado un gasto de Ps. 94 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el primer trimestre de 2006, comparados con los Ps. 199 millones de provisión para el mismo período del año anterior

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró un aumento en la utilidad neta de 22% a Ps. 602 millones en el primer trimestre de 2006 contra una utilidad neta de Ps. 492 millones para el mismo período del año anterior.

Comparativo primer trimestre 2006 vs cuarto trimestre 2005

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 7%, de Ps. 5,916 millones durante el cuarto trimestre de 2005 comparados con Ps. 6,307 millones en el primer trimestre del 2006. Las ventas en toneladas de productos de acero aumentaron un 12% a 774 mil toneladas en el primer trimestre de 2006 comparadas con las 691 mil toneladas en el cuarto trimestre de 2005. Las toneladas de producto vendidas en el extranjero en el primer trimestre de 2006 aumentaron el 28% a 505 mil toneladas comparadas con las 394 mil toneladas del cuarto trimestre del 2005.

Costo de Ventas
El costo directo de ventas aumentó el 2% de Ps. 5,136 millones en el cuarto trimestre de 2005 a Ps. 5,252 millones en el primer trimestre de 2006. Con respecto a ventas, en el primer trimestre de 2006 el costo representa el 83% comparado contra el 87% del cuarto trimestre de 2005.

Utilidad Bruta
La utilidad bruta de la Compañía para el primer trimestre de 2006 aumento el 35% a Ps. 1,055 millones comparados con los Ps. 780 millones del cuarto trimestre de 2005. La utilidad bruta como porcentaje respecto a las ventas netas para el primer trimestre de 2006 fue del 17% comparada contra el 13% en el cuarto trimestre de 2005.

Gastos de Operación
Los gastos de venta y de administración, disminuyeron el 8% a Ps. 388 millones el primer trimestre de 2006 respecto a los Ps. 423 millones del cuarto trimestre de 2005.

Utilidad de Operación
La utilidad de operación aumento el 87% de Ps. 356 millones en el cuarto trimestre 2005 a Ps. 667 millones en el primer trimestre de 2006. Con respecto a ventas, el margen de operación de ICH fue 11% en el primer trimerstre de 2006 comparado con 6% en el cuarto trimestre de 2005.

Costo Integral de Financiamiento

e un utilidad de Ps. 16 millones comparados con los Ps. 50 millones de gasto para el cuarto trimestre de 2005. Los ingresos por intereses fueron de Ps. 6 millones en el primer trimestre de 2006 comparados contra los Ps. 9 millones de ingresos por intereses en el cuarto trimestre de 2005.

Otros Gastos (Ingresos), neto
La Compañía registró otros ingresos netos por Ps. (13) millones durante el primer trimestre de 2006 comparados contra otros gastos netos por Ps. 47 millones por el cuarto trimestre de 2005.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado una provisión por Ps. 94 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el primer trimestre de 2006, comparados con los ingresos por Ps. 110 millones para el cuarto trimestre del 2005

Utilidad Neta
Como resultado de lo expuesto con anterioridad, la Compañía registró una utilidad neta de Ps. 602 millones en el primer trimestre de 2006 contra una utilidad neta de Ps. 36 millones para el cuarto trimestre de 2005, un aumento de 64%.

INFORME AL PRIMER TRIMESTRE DE 2006 INDUSTRIAS CH, S.A. DE C.V.

Resultados Trimestrales

(miles de pesos)	1T 06	1T 05	4T 05	1T´06vs 1T´05	1T´06 vs 4T´05
Ventas	6,307,966	2,531,255	5,916,301	149%	7%
Costo de Ventas	5,252,352	1,661,840	5,136,131	216%	2%
Utilidad Bruta	1,055,614	869,415	780,170	21%	35%
Gastos Operación	388,023	257,813	423,668	51%	(8%)
Utilidad Operación	667,591	611,602	356,502	9%	87%
EBITDA	807,284	691,843	516,848	17%	56%
Utilidad Neta	602,952	492,676	369,925	22%	63%
Ventas en el Exterior	4,452,334	439,552	3,855,834	913%	15%
Ventas Nacionales	1,855,632	2,091,703	2,060,467	(11%)	(10%)
Ventas en Toneladas	774	322	691	140%	12%

Integración de ventas ICH al primer trimestre 2006

Producto	Volumen (miles de ton)	Precio Promedio 1T 06	% de ventas
Aceros Especiales	510	9,044.00	66%

Tuberia	32	4,912.00	4%
P. Comerciales	103	6,616.00	13%
P. Estructurales	78	6,710.00	10%
Corrugado	48	5,897.00	6%
Otros	3	15,991.00	0%
Total Toneladas	774	8,147.00	100%
Total Ventas	6,307,966	8,149.83	100%
Total Mexico	1,855,632	6,898.26	29%
Total Exterior	4,452,334	8,816.50	71%

Estructura Financiera

Al 31 de Marzo del 2006 la deuda financiera de ICH desciende a Ps. 0 millones, comparados con 409 millones al cuarto trimestre del 2005. La posición de efectivo aumento 23% al pasar de Ps. 730 millones en el cuarto trimestre de 2005 comparados con los Ps. 899 millones al primer trimestre de 2006.

Eventos relevantes

28 de Marzo de 2006 Industrias CH S.A. de C.V. informa que su subsidiaria en los Estados Unidos de América (E.U.A), Republic Engineered Products Inc. (Republic) ha liquidado su deuda financiera, la cual tenía vencimiento hasta el año 2009. Históricamente esta deuda ha representado un enorme problema para el sano desarrollo de Republic; ya que en el año 2000 sus pasivos bancarios eran de 1 billón de dólares aproximadamente. Con su extraordinaria estructura financiera y recientes inversiones se han logrado mejoras en la productividad y una muy buena rentabilidad que le permitirán aprovechar las oportunidades que actualmente se presentan en los mercados globales del acero.
A través de Republic, ICH y Simec, están presentes en el mayor mercado automotriz del mundo; en el cual Republic tiene una posición de liderazgo en el segmento de aceros especiales (SBQ por sus siglas en inglés). En conjunto ICH-Simec-Republic, esperan embarcar mas de 3 millones de toneladas de producto terminado en 2006, habiéndose convertido en el principal productor de SBQ en Norte América.

Cualquier información proyectada en este documento esta sujeta a varios riesgos, incertidumbres y suposiciones, las cuales en caso de ser incorrectas pueden causar una variación en los resultados anticipados, estimados y esperados. La compañía no asume ninguna obligación para actualizar las proyecciones de información contenidas en este

INDUSTRIAS CH, S.A. DE C.V., ES UNA SOCIEDAD TENEDORA DE ACCIONES DE UN GRUPO DE EMPRESAS DEDICADAS PRINCIPALMENTE A LA FABRICACION Y VENTA DE ACEROS ESPECIALES, TUBERIA UTILIZADA PARA LA CONSTRUCCION DE TODA CLASE DE DUCTOS, VARILLA, PERFILES DE ACERO Y ESTRUCTURALES PARA LA INDUSTRIA DE LA CONSTRUCCION, INDUSTRIA AUTOMOTRIZ E INDUSTRIA MANUFACTURERA, TANTO EN MEXICO COMO EN EL EXTRANJERO.

BASE DE CONSOLIDACION:

LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE LA COMPAÑIA Y SUS SUBSIDIARIAS EN LAS QUE POSEE MAS DEL 50% DE SU CAPITAL SOCIAL Y/O EJERCE CONTROL.

LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑIAS DEL GRUPO SE HAN ELIMINADO EN LA PREPARACION DE LOS ESTADOS FINANCIEROS CONSOLIDADOS; LA CONSOLIDACION SE EFECTUO CON BASE A LOS ESTADOS FINANCIEROS DE LAS COMPAÑIAS EMISORAS QUE FUERON PREPARADOS DE ACUERDO A LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS.

LAS COMPAÑIAS INCLUIDAS SON LAS SIGUIENTES:

INDUSTRIAS CH, S.A. DE C.V.
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.
SERVICIOS CH, S.A. DE C.V.
ACEROS CH, S.A. DE C.V.
CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
COMERCIALIZADORA DE CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
INMOBILIARIA PYTSA, S.A. DE C.V.
COMERCIALIZADORA PYTSA, S.A. DE C.V. (1)
PROCARSA, S.A. DE C.V.
INMOBILIARIA PROCARSA, S.A. DE C.V.
TUBERIAS PROCARSA, S.A. DE C.V.
OPERADORA PROCARSA, S.A. DE C.V.
PROCARSA INDUSTRIAL, S.A. DE C.V.
SIDERURGICA DEL GOLFO, S.A. DE C.V.
SIGOSA ACEROS, S.A. DE C.V.
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE C.V.
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.
PYTSA MONCLOVA, S.A. DE C.V.
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.
OPERADORA ICH, S.A. DE C.V.
ADMINISTRACION DE EMPRESAS CH, S.A. DE C.V.
PYTSA INDUSTRIAL, S.A. DE C.V.
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.
OPERADORA DE TUBERIA INDUSTRIAL DE MONTERREY, S.A. DE C.V. (1)
LAMINA Y MAQUILAS DEL NORTE, S.A. DE C.V. (1)
OPERADORA DE LAMINADOS Y PERFILES DE MONTERREY, S.A. DE C.V. (1)
OPERADORA DE LAMINA Y MAQUILA DEL NORTE, S.A. DE C.V. (1)
TUBULARES Y PERFILES INDUSTRIALES, S.A. DE C.V. (1)
GRUPO SIMEC, S.A. DE C.V.
CIA. SIDERURGICA DE GUADALAJARA, S.A. DE C.V.
CONTROLADORA SIMEC, S.A. DE C.V.
ARRENDADORA SIMEC, S.A. DE C.V.
SIMEC INTERNATIONAL, S.A. DE C.V.
SERVICIOS SIMEC, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.

COORDINADORA DE SERVICIOS SIDERURGICOS DE CALIDAD, S.A. DE C.V.
INDUSTRIAS DEL ACERO Y DEL ALAMBRE, S.A. DE C.V.
PROCESADORA MEXICALI, S.A. DE C.V.
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA, S.A. DE C.V.
ADMINISTRACION DE LA CARTERA DE OCCIDENTE, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE METALES, S.A. DE C.V.
CIA. SIDERURGICA DEL PACIFICO, S.A. DE C.V.
OPERADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
UNDERSHAFT INVESTMENTS, N.V.
PACIFIC STEEL, INC.
SIMREP CORPORATION
PAV REPUBLIC, INC.

(1) COMPAÑIA EN SUSPENSION DE ACTIVIDADES

EQUIVALENTES DE EFECTIVO.

LOS EQUIVALENTES DE EFECTIVO INCLUYEN DEPOSITOS EN CUENTAS BANCARIAS, MONEDAS EXTRANJERAS Y OTROS SIMILARES DE INMEDIATA REALIZACION. A LA FECHA DE LOS ESTADOS FINANCIEROS, LOS INTERESES Y LAS UTILIDADES O PERDIDAS EN VALUACION SE INCLUYEN EN LOS RESULTADOS DEL EJERCICIO, COMO PARTE DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.

INVENTARIOS Y COSTO DE VENTAS.

LOS INVENTARIOS SE VALUAN ORIGINALMENTE AL COSTO PROMEDIO Y POSTERIORMENTE SE AJUSTAN PARA DEJARLOS EXPRESADOS A SU COSTO DE REPOSICION O VALOR DE MERCADO, EL MENOR. LOS VALORES SON DETERMINADOS SOBRE LAS SIGUIENTES BASES:

BILLET, PRODUCTOS TERMINADOS Y EN PROCESO	AL COSTO DE LA ULTIMA PRODUCCION DEL MES.
MATERIAS PRIMAS	DE ACUERDO A LOS PRECIOS DE COMPRA QUE REGIAN EN EL MERCADO A LA FECHA DEL BALANCE GENERAL.
MATERIALES, REFACCIONES Y RODILLOS	AL COSTO HISTORICO ACTUALIZADO POR LOS INDICES DE INFLACION DE LA INDUSTRIA DEL ACERO.

LA COMPAÑIA CLASIFICA COMO INVENTARIOS A LARGO PLAZO LOS RODILLOS Y REFACCIONES QUE DE ACUERDO A DATOS HISTORICOS Y TENDENCIAS DE PRODUCCION, NO SE UTILIZARAN EN EL CORTO PLAZO (UN AÑO).

EL COSTO DE VENTAS REPRESENTA EL COSTO DE REPOSICION DE LOS INVENTARIOS AL MOMENTO DE LA VENTA, EXPRESADO EN PESOS DE PODER ADQUISITIVO AL CIERRE DEL PRIMER TRIMESTRE DEL 2006.

INMUEBLES, MAQUINARIA Y EQUIPO.

LOS INMUEBLES, MAQUINARIA Y EQUIPO, SE REGISTRAN AL COSTO DE ADQUISICION Y SE ACTUALIZAN MEDIANTE FACTORES DERIVADOS DEL INPC, EXCEPTO POR LA MAQUINARIA Y EQUIPO DE PROCEDENCIA EXTRANJERA, LA CUAL SE ACTUALIZA UTILIZANDO LOS INDICES INFLACIONARIOS DEL PAIS DE ORIGE

N Y LAS VARIACIONES DE LOS TIPOS DE CAMBIO EN RELACION CON EL PESO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO, CORRESPONDIENTE A ACTIVOS EN PERIODOS DE CONSTRUCCION O INSTALACION, SE CAPITALIZA COMO PARTE DEL VALOR DE LOS ACTIVOS Y SE ACTUALIZA CON UN FACTOR DERIVADO DEL INPC DESDE LA FECHA DE CAPITALIZACION HASTA LA FECHA DEL EJERCICIO Y SE AMORTIZA EN EL PLAZO PROMEDIO DE DEPRECIACION DE LOS ACTIVOS CORRESPONDIENTES.

LA DEPRECIACION DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA POR EL METODO DE LINEA RECTA, CON BASE EN LA VIDA UTIL ESTIMADA DE LOS ACTIVOS CORRESPONDIENTES, DETERMINADA EN FORMA INDIVIDUAL POR PERITOS INDEPENDIENTES.

LAS VIDAS UTILES TOTALES DE LOS PRINCIPALES GRUPOS DE ACTIVO SON COMO SIGUE:

	AÑOS
EDIFICIOS	DE 15 A 100
MAQUINARIA Y EQUIPO	DE 10 A 50
EQUIPO DE TRANSPORTE	DE 4 A 20
MUEBLES Y ENSERES	DE 10 A 15

LOS GASTOS DE MANTENIMIENTO Y REPARACIONES MENORES SE REGISTRAN EN LOS RESULTADOS CUANDO SE INCURREN, EN PAV REPUBLIC EL MANTENIMIENTO MAYOR SE CAPITALIZA.

OTROS ACTIVOS

LOS OTROS ACTIVOS INCLUYEN PRINCIPALMENTE ASISTENCIA TECNICA, EL NOMBRE DE REPUBLIC, ASI COMO RELACION CON CLIENTES, GASTOS DE ORGANIZACION Y GASTOS PREOPERATIVOS, LOS CUALES SE PRESENTAN A SU VALOR ACTUALIZADO CON BASE EN EL INPC. EXCEPTO LA ASISTENCIA TECNICA QUE SE PRESENTE A SU VALOR HISTORICO. LA AMORTIZACION SE CALCULA POR EL METODO DE LINEA RECTA, SOBRE LA BASE DEL VALOR ACTUALIZADO, EN UN PERIODO QUE VA DE 3 A 20 AÑOS.

PROVISIONES

LA COMPAÑIA RECONOCE, CON BASE EN ESTIMACIONES DE LA ADMINISTRACION, PROVISIONES DE PASIVO POR AQUELLAS OBLIGACIONES PRESENTES EN LAS QUE LA TRANSFERENCIA DE ACTIVOS O LA PRESTACION DE SERVICIOS ES VIRTUALMENTE INELUDIBLE Y SURGE COMO CONSECUENCIA DE EVENTOS PASADOS, PRINCIPALMENTE POR SUELDOS Y OTROS PAGOS AL PERSONAL Y HONORARIOS.

PRIMAS DE ANTIGUEDAD.

LOS BENEFICIOS ACUMULADOS POR PRIMAS DE ANTIGUEDAD, A QUE TIENEN DERECHO LOS TRABAJADORES POR LEY, SE RECONOCEN EN LOS RESULTADOS DE CADA EJERCICIO, CON BASE EN CALCULOS ACTUARIALES DEL VALOR PRESENTE DE ESTA OBLIGACION. LA AMORTIZACION DEL COSTO DE LOS SERVICIOS ANTERIORES, QUE NO SE HA RECONOCIDO, SE BASA EN LA VIDA DE SERVICIO ESTIMADA DEL PERSONAL. AL 31 DE DICIEMBRE DE 2005, LA VIDA DE SERVICIO ESTIMADA DE LOS EMPLEADOS QUE TIENEN DERECHO A LOS BENEFICIOS DEL PLAN ES APROXIMADAMENTE DE 17 AÑOS.

LAS DEMAS COMPENSACIONES, PRINCIPALMENTE INDEMNIZACIONES, A QUE PUEDE TENER DERECHO EL PERSONAL, SE RECONOCEN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE PAGAN.

ENTORNO FISCAL

IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC), PARTICIPACION DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y PERDIDAS FISCALES POR AMORTIZAR.

A PARTIR DE 1995, LA COMPAÑIA, COMO EMPRESA CONTROLADORA, OBTUVO AUTORIZACION PARA PRESENTAR DECLARACION CONSOLIDADA DE ISR E IMPAC.

DE ACUERDO CON LA LEY DE ISR, EN 2004 Y 2003 LA COMPAÑIA CONSOLIDO, AL 60%, EL RESULTADO FISCAL DE SUS SUBSIDIARIAS PARA PROPOSITOS DEL ISR E IMPAC.

DE ACUERDO CON LA LEGISLACION FISCAL VIGENTE, LAS EMPRESAS DEBEN PAGAR EL IMPUESTO QUE RESULTE MAYOR ENTRE EL ISR Y EL IMPAC. AMBOS IMPUESTOS RECONOCEN LOS EFECTOS DE LA INFLACION, AUNQUE EN FORMA DIFERENTE DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MEXICO.

LA PTU SE CALCULA PRACTICAMENTE SOBRE LAS MISMAS BASES QUE EL ISR; PERO SIN RECONOCER LOS EFECTOS DE LA INFLACION.

LA LEY DEL IMPAC ESTABLECE UN IMPUESTO DEL 1.8% SOBRE EL VALOR DE LOS ACTIVOS ACTUALIZADOS, DEDUCIDOS DE CIERTOS PASIVOS.

AL 31 DE MARZO DE 2006, LAS COMPAÑIAS TIENEN IMPAC POR RECUPERAR EN AÑOS FUTUROS QUE SE INDEXARAN, HASTA LA FECHA EN QUE SE RECUPEREN.

EL ISR DIFERIDO SE REGISTRA DE ACUERDO CON EL METODO DE ACTIVOS Y PASIVOS, QUE COMPARA LOS VALORES CONTABLES Y FISCALES DE LOS MISMOS. SE RECONOCEN IMPUESTOS DIFERIDOS (ACTIVOS Y PASIVOS) POR LAS CONSECUENCIAS FISCALES FUTURAS ATRIBUIBLES A LAS DIFERENCIAS TEMPORALES ENTRE LOS VALORES REFLEJADOS EN LOS ESTADOS FINANCIEROS DE LOS ACTIVOS Y PASIVOS EXISTENTES Y SUS BASES FISCALES RELATIVAS, ASI COMO POR LAS PERDIDAS FISCALES POR AMORTIZAR Y LOS CREDITOS FISCALES NO USADOS (IMPAC). LOS ACTIVOS Y PASIVOS POR IMPUESTOS DIFERIDOS SE CALCULAN UTILIZANDO LAS TASAS ESTABLECIDAS EN LA LEY, QUE SE APLICARA A LA UTILIDAD GRAVABLE EN LOS AÑOS EN QUE SE ESTIMA QUE SE REVERTIRAN LAS DIFERENCIAS TEMPORALES. EL EFECTO DE CAMBIOS EN LAS TASAS FISCALES SOBRE LOS IMPUESTOS DIFERIDOS SE RECONOCE EN LOS RESULTADOS DEL PERIODO EN QUE SE APRUEBAN DICHOS CAMBIOS.

EN EL CASO DE PTU, UNICAMENTE SE DA EL TRATAMIENTO DE IMPUESTOS DIFERIDOS A LAS DIFERENCIAS TEMPORALES QUE SURGEN DE LA CONCILIACION ENTRE LA UTILIDAD DEL EJERCICIO Y LA RENTA GRAVABLE PARA PTU, SOBRE LAS CUALES SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN A PROVOCAR UN PASIVO O UN BENEFICIO FUTURO, Y NO EXISTA ALGUN INDICIO DE QUE LOS PASIVOS O LOS BENEFICIOS NO SE PUEDAN MATERIALIZAR.

Y POR ULTIMO LA UTILIDAD NETA DEL EJERCICIO DE CADA COMPAÑIA ESTARA SUJETA A LA DISPOSICION LEGAL QUE REQUIERE QUE EL 5% DE UTILIDAD DE CADA EJERCICIO SEA TRASPASADA A LA RESERVA LEGAL HASTA ALCANZAR UN 20% DEL CAPITAL SOCIAL. ESTA RESERVA NO ES SUSCEPTIBLE DE DISTRIBUIRSE A LOS ACCIONISTAS DURANTE LA EXISTENCIA DE LAS COMPAÑIAS EXCEPTO EN LA FORMA DE DIVIDENDOS EN ACCIONES.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VENTA, DISTR.Y MAQUILA DE TUBO	50	99.99
SERVICIOS CH, S.A. DE C.V.	PRESTACION DE TODA CLASEDE SERVICIOS	1	99.99
ACEROS CH, S.A. DE C.V.	COMERC. EN GRAL. DE TODA CLASE DE ACERO	50	99.99
CIA MEX. DE PERF. Y TUBOS, S.A. DE C.V.	FABRIC. DE PERF. Y TUBULARES	445,000	99.99
INMOBILIARIA PYTSA, S.A. DE C.V.	ARREND. DE BIENES INMUEBLES	50,000	99.99
PROCARSA, S.A. DE C.V.	FAB. Y EXPORT. DE TUBERIA	123,628,404	99.99
INMOBILIARIA PROCARSA, S.A. DE C.V.	ARREND. DE BIENES INMUEBLES	50,000	99.99
TUBERIAS PROCARSA, S.A. DE C.V.	FAB. Y EXPORT. DE TUBERIA	588,927,239	99.99
OPERADORA PROCARSA, S.A. DE	COMP. VTA, DISTRIB. Y MAQ. DE TUBO	15,000	99.99
SIDERURGICA DEL GOLFO, S.A. DE C.V.	FAB. DE ANGULO Y SOLERA	12,117,550	99.99
SIGOSA ACEROS, S.A. DE C.V.	COMPRA VTA. Y DISTRIB. DE ANGULO Y SOLE	32,629,700	99.99
SERV. ADMTIVOS. SIGOSA, S.A. DE C.V.	PREST. DE TODA CLASE DE SERVICIOS	80,000	99.99
PYTSA MONCLOVA, S.A. DE C.V.	FAB. DE TUBOS Y PERFILES	50,000	99.99
SERV. ADMTIVOS. SIGOSA, S.A. DE C.V.	PREST. DE TODA CLASE DE SERVICIOS	50,000	99.99
GRUPO SIMEC, S.A. DE C.V.	MANUF. Y VENTA DE PROD. SIDERURGICOS	474,393,215	85.06
OPERADORA ICH, S.A. DE C.V.	FABRICACION DE ACEROS ESPECIALES	45,000	99.99
ADMON. DE EMPRESAS CH, S.A. DE C.V.	PRETACION DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	1,000,000	99.99
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.	COMPRA VTA. Y DISTRIB. DE ANGULO Y SOLE	39,579,700	99.99
PROCARSA INDUSTRIAL, S.A. DE	MATERIALES METALICOS PARA LA CONSTRUCC.	50,000	99.99
ADMINISTRACION Y CONTROL DE LA PRODUCCION S.A. DE	PREST.DE TODA CLASE DE SERVICIOS	50,000	99.99
COMERCIALIZADORA PYTSA S.A. DE C.V.	PREST.DE TODA CLASE DE SERVICIOS	50,000	99.99
SIM REP CORPORATION	TENEDORA DE ACCIONES	1,000	100.00

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
TOTAL DE INVERSIONES EN ASOCIADAS				0	0
OTRAS INVERSIONES PERMANENTES					0
TOTAL				0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE 1 AÑO 2006

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
QUIROGRAFARIO BBVA BANCOMER	31/03/2005	8.42	0	0	0	0	0	0						
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

TRIMESTRE 1 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
MEDIUM TERM	15/12/1998	9.33	0	0	0	0	0	0						
MEDIUM TERM	15/12/1998	9.33							0	3,307	0	0	0	0
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	3,307	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

TRIMESTRE 1 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
DIVERSOS		0.00	0	625,667	0	0	0	0						
DIVERSOS		0.00							0	1,101,577	0	0	0	0
TOTAL PROVEEDORES			0	625,667	0	0	0	0	0	1,101,577	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
DIVERSOS		0.00	0	414,604	0	0	0	0						
DIVERSOS		0.00							0	570,662	0	0	0	0
TOTAL GENERAL			0	1,040,271	0	0	0	0	0	1,675,546	0	0	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH | TRIMESTRE: 1 | AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	295,985	3,241,332	0	0	3,241,332
PASIVO	152,733	1,672,579	271	2,967	1,675,546
CORTO PLAZO	152,733	1,672,579	271	2,967	1,675,546
LARGO PLAZO	0	0	0	0	0
SALDO NETO	143,252	1,568,753	(271)	(2,967)	1,565,786

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 1 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	8,298,170	7,523,445	774,725	0.59	4,583
FEBRERO	7,612,967	6,915,500	697,468	0.15	1,047
MARZO	7,902,404	6,942,869	959,535	0.13	1,247
ACTUALIZACIÓN				0.00	0
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	0
OTROS				0.00	0
TOTAL					6,877

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)

A) LA RELACION DE ACTIVO CIRCULANTE A PASIVO A CORTO PLAZO NO DEBERA SER MENOR A 1.0 VECES.

B) LOS PASIVOS CONSOLIDADOS NO DEBEN SER MAYORES AL 0.60 DEL TOTAL DEL PASIVO MAS EL CAPITAL CONTABLE.

C) LA UTILIDAD DE OPERACION MAS DEPRECIACION, MAS (MENOS) PARTIDAS VIRTUALES ENTRE LOS GASTOS FINANCIEROS DEBE SER IGUAL O MAYOR A 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)

SITUACION ACTUAL

A) SE CUMPLIO LA RELACION ES 2.42

B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.33

C) SE CUMPLIO EL RESULTADO ES 237.88

EL SALDO DEL CAPITAL AL 31 DE MARZO DE 2006 ASCIENDE A PS 3,307 (302,000) DOLARES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 1 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION
Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100,000	68.00
PLANTA DE TUBERIA MOCLOVA	PLANTA PROD.DE TUB.CON COSTURA DE	300,000	70.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD.DE TUB.CON COSTURA DE	100,000	69.00
PLANTA DE LAMINACION MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250,000	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCION Y VENTA DE PRODUCTOS	480,000	95.96
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE PRODUCTOS	250,000	79.10
PLANTAS ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460,000	90.25
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	874,000	96.00
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,380,000	99.00
PLANTA LORAIN	PRODUCCION Y VENTA DE ACERO	816,000	96.00
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	600	97.00
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	120,000	96.00
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	76,000	62.00
PLANTA ONTARIO	PRODUCCION Y VENTA DE ACERO	59,000	71.00

OBSERVACIONES

CLAVE DE COTIZACIÓN ICH TRIMESTRE 1 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS		40
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO, S.A.	LAMINA ROLADA EN CALIENTE	T.C.I. TRANS. COMODITIES		4
PALANQUILLA	T.A. 2000, S.A. DE C.V.	PALANQUILLA	STEMCO		4
	ATLAX, S.A. DE C.V.		TRADE ARBED		0
	ACEROS D.M., S.A. DE C.V.		DUFERCO		0
FERROALEACIONES	ARTiCULOS FERROMETALE S, S.A.	FERROALEACIONES	GFM TRADING		12
	OXBOW DE MEXICO, S.A. DE C.V.				0
	DISTRIB. DE ALEAC. Y METALES,				0
	CIA. MINERA AUTLAN, S.A.				0
ENERGIA ELECTRICA	LUZ Y FUERZA DEL CENTRO,				13
	C.F.E.				0.0
GAS NATURAL	CONSORCIO MAXI-GAS, S.A.				13
OXIGENO	PRAXAIR MEXICO, S.A.				1
ELECTRODOS	UCAR CARBON MEXICANA, S.A.	ELECTRODOS	SGL CARBON GROUP		8

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH TRIMESTRE 1 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
ACEROS ESPECIALES	5	45,359	0.0		VELCON, S.A. DE
	0	0	0.0		FRISA FORJADOS, S.A.
	0	0	0.0		SKF DE MEXICO, S.A.
	0	0	0.0		GRANT PRIDECO, S.A.
TUBERIA DE ACERO C.	12	114,360	0.0		TUVAPASA
	0	0	0.0		TICSA
	0	0	0.0		TUCOTA
PERFILES COMERCIALES	48	324,307	0.0		GRUPO COLLADO
	0	0	0.0		TAM-MEX
PERFILES ESTRUCTURAL	60	406,269	0.0		DIST.ACERO
	0	0	0.0		ABINSA
CORRUGADO	41	243,179	0.0		FORTACERO
	0	0	0.0		DIST. ACERO ANAHUAC
SOLERAS	48	311,185	0.0		OP.PROCE. DE ACERO
	0	0	0.0		RYERSON DE MEXICO
BARRAS MACISAS	52	361,065	0.0		ACEROS LA FAMA
LAMINA ROLADA	3	47,973	0.0		
OTROS	0	1,935	0.0		
EXTRANJERAS					
ACEROS ESPECIALES	446	4,154,934	0.0		KREHER STEEL
	0	0	0.0		NORRIS CILYNDER
	0	0	0.0		MAGELLAN INTERNATIO
	0	0	0.0		US ALLOYS
TUBERIA DE ACERO	20	42,854	0.0		LB FOSTER CO.
	0	0	0.0		PFV SUPLY CO.
PERFILES ESTRUCTURAL	18	117,165	0.0		CIERRA PIPE
	0	0	0.0		PETROBRAS COLONMBIA
PERFILES COMERCIALES	4	24,578	0.0		SIGOSA STEEL
CORRUGADO	7	39,891	0.0		
SOLERAS	3	21,399	0.0		
BARRAS MACISAS	7	51,513	0.0		
TOTAL		6,307,966			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH TRIMESTRE 1 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
ACEROS ESPECIALES	9	82,872	USA		KREHER STEEL
	0	0	USA		NORRIS CYLINDER
	0	0	USA		MAGELLAN INTERNATION
	0	0	USA		US ALLOYS
TUBERIA DE ACERO	20	42,854	USA		LB FOSTER
	0	0	USA		PFV SUPLY CO
PERFILES ESTRUCTURAL	18	117,165	USA		CIERRA PIPE
	0	0	COLOMBIA		PETROBRAS COLOMBIA
PERFILES COMERCIALES	4	24,578	USA		SIGOSA STEEL CO.
CORRUGADO	7	39,891			
SOLERAS	3	21,399			
BARRAS MACIZAS	7	51,513			
SUBSIDIARIAS EN EL EXTRANJERO					
BARRAS EN CALIENTE	258	2,562,400			
BARRAS EN FRIO	38	523,574			
SEMITERMINADO REDOND	114	750,707			
SEMITERMINADO OTROS	27	235,381			
TOTAL		4,452,334			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE 1 AÑO 2006

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B	0.0000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 436,574,580

OBSERVACIONES

LOS PROYECTOS EN PROCESO AL 31 DE DICIEMBRE DEL 2005 SON LOS SIGUIENTES:

PROYECTOS EN PROCESO	MONTO INVERTIDO	GRADO DE AVANCE	FECHA DE CONCLUSION
DIVERSOS PROYECTOS EN LA PLANTAS DE MONCLOVA			
PROYECTO RECUBRIMIENTO INTERIOR	2,423	85%	JUNIO-06
PROYECTO RANURADO DE TUBERIA	1,040	80%	JUNIO-06
PROYECTO MOLINO 48" DIAM.	120,375	25%	JUNIO-07
DIVERSOS PROYECTOS EN LAS PLANTAS DE MEXICO.	7,300		
COLADA CONTINUA EN LA PLANTA DE CANTON	447,525	85%	ABRIL-06
DIVERSOS PROYECTOS EN TLAXCALA	34,757		
CAMA DE ENFRIAMIENTO EN MEXICALI	40,363	90%	MARZO-06
DIVERSOS PROYECTOS EN PLANTAS GUADALAJARA Y MEXICALI	23,030		
TOTAL AL 31 DE DICIEMBRE DE 2005	676,813		

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CELEBRACION Y LIQUIDACION. LOS ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA SE CONVIERTEN A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL CONSOLIDADO. LAS DIFERENCIAS EN CAMBIOS INCURRIDAS EN RELACION CON ACTIVOS Y PASIVOS CONTRATADOS EN MONEDA EXTRANJERA SE LLEVAN A LOS RESULTADOS DEL AÑO, FORMANDO PARTE DEL COSTO INTEGRAL DE FINANCIAMIENTO.

LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONVERTIDOS A MONEDA NACIONAL DE CONFORMIDAD CON EL BOLETIN B-15 TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS. TODAS LAS COMPAÑIAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONSIDERADAS COMO OPERACIONES EXTRANJERAS INTEGRADAS, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LAS PARTIDAS MONETARIAS.
- APLICANDO EL TIPO DE CAMBIO DE CUANDO SE ORIGINARON LOS ACTIVOS NO MONETARIOS Y EL CAPITAL Y, EL TIPO DE CAMBIO PROMEDIO PONDERADO DEL PERIODO PARA LAS PARTIDAS DE RESULTADOS.
- EL EFECTO DE CONVERSION RESULTANTE SE REGISTRA EN EL ESTADO DE RESULTADOS DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10, APLICANDO EL INPC.

PARA LA CONVERSION DE LA SUBSIDIARIA SIMREP SE CONSIDERO COMO ENTIDAD EXTRANJERA, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LOS ACTIVOS Y PASIVOS MONETARIOS Y NO MONETARIOS.
- APLICANDO EL TIPO DE CAMBIO DE CIERRE A LAS PARTIDAS DE INGRESOS Y GASTOS DEL PERIODO QUE SE INFORMA.
- EL EFECTO DE CONVERSION RESULTANTES SE REGISTRA EN UNA CUENTA DEL CAPITAL CONTABLE BAJO EL RUBO DE EFECTOS DE CONVERSION DE ENTIDADES EXTRANJERAS.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10 APLICANDO EL INPC DE LA ENTIDAD EXTRANJERA.

ESTADOS FINANCIEROS PROFORMA

El día 10 de septiembre del 2004, Simec finiquitó completamente la adquisición de los inventarios, terrenos, edificios, maquinaria y equipo y absorbió el pasivo laboral de las plantas de Apizaco, Tlaxcala y Cholula, Puebla; que eran propiedad de Atlax, S.A. de C.V. y Metamex, S.A.de C.V. (Corporación Sidenor de España) donde el monto pagado ascendió aproximadamente a $135 millones de dólares, la inversión fue financiada con recursos propios de Simec y una aportación para futuros aumentos de capital de $19 millones de dólares por parte de ICH. Simec comenzó a operar la siderúrgica de Apizaco, Tlaxcala y la planta de Cholula, Puebla desde el 1 de agosto, por lo que los resultados de operación de ambas plantas se están reflejando en los resultados de Simec desde el tercer trimestre del 2004.

El día 22 de julio de 2005, Simec e Industrias CH, S.A. de C.V. (ICH) adquirieron las acciones en circulación de PAV Republic Inc. (Republic). La transacción fue valuada en $ 229 millones de dolares, Simec adquirió el 50.2% de las acciones representativas de Republic mientras que ICH tenedora de Simec, compró el 49.8% restante. Cabe aclarar que la operación fue financiada con recursos propios de ambas compañías. Simec comenzó a operar las plantas de Republic desde el 23 de julio de 2005, por lo que los resultados de operación de Republic se están reflejando en los resultados de Simec desde el tercer trimestre del 2005.

Para dar cumplimiento con lo establecido en el artículo 35 de la circular única de emisoras en el último párrafo del inciso I en donde nos menciona que en la información trimestral que presenta la Emisora correspondiente al trimestre en que surta efectos la Reestructuración Corporativa Relevante y durante los 3 siguientes, deberá incluir en sus notas, para efectos comparativos, un estado financiero con cifras proforma en el que se presente la situación financiera de la Emisora como si la Reestructuración respectiva hubiera surtido efectos en el ejercicio anterior. Así mismo el artículo 81 inciso IV de la circular única de emisoras nos marca que los estados financieros proforma deberán presentar o excluir el impacto de operaciones particulares sobre la situación financiera de la Emisora, o bien, de modificaciones en la aplicación de políticas, criterios o practicas contables, como si las mencionadas operaciones o modificaciones hubiesen o no, según sea el caso, surtido efectos a la fecha que se refieran dichos estados financieros proforma. En todo caso, los estados financieros proforma deberán elaborarse en la medida de lo posible, siguiendo los mismos principios contables conforme a los cuales de elaboran sus Estados Financieros. La información financiera deberá incluir, en columnas comparativas, cifras base, cifras de ajuste proforma y cifras proforma resultantes, así como acompañarse de notas complementarias que expliquen claramente las bases de preparación

ESTADO DE RESULTADOS PRO-FORMA
(Miles de Pesos)
AÑO TERMINADO EL 31 DE DICIEMBRE DE 2005

	ICH sin Apizaco, Cholula y Republic	Apizaco y Cholula	Republic	ICH Consolidado
Toneladas métricas vendidas	926,433	413,925	1,635,954	2,976,312
Ventas netas	7,089,343	2,732,184	15,502,752	25,324,279
Costo de Ventas	5,193,962	2,015,006	13,961,000	21,169,968
Resultado Bruto	1,895,381	717,178	1,541,752	4,154,311

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

Gastos de operación 658,779 246,963 832,459 1,738,201
Resultado de operación 1,236,602 470,215 709,293 2,416,110
Costo Integral de Financiamiento:
173,147
12,988
127,553
313,688
Otros gastos (ingresos) (53,494) 40,160 (36,870) (50,204)
Impuestos (147,170) 21,327 223,659 97,816
Resultado Neto antes de participación minoritaria
1,264,119
395,740
394,951
2,054,810

ESTADO DE RESULTADOS PRO-FORMA
(Miles de Pesos)
AÑO TERMINADO EL 31 DE DICIEMBRE DE 2004
ICH sin Apizaco, Cholula y Republic
Apizaco y Cholula
Republic
ICH Consolidado
Toneladas métricas vendidas
949,683
361,286
1,633,209
2,944,178
Ventas netas 7,281,735 2,519,462 14,230,131 24,031,328
Costo de Ventas 4,409,890 1,837,565 12,799,485 19,046,940
Resultado Bruto 2,871,845 681,897 1,430,646 4,984,388
Gastos de operación 846,309 245,942 643,574 1,735,825
Resultado de operación 2,025,536 435,955 787,072 3,248,563
Costo Integral de Financiamiento:
12,432
65,335
223,875
301,642
Otros gastos (ingresos) (179,740) 15,415 (123,624) (287,949)
Impuestos 637,860 0 216,073 853,903
Partidas Extraordinarias (315,159) 0 0 (315,159)
Resultado Neto antes de Participación Minoritaria
1,870,173
355,205
470,748
2,696,126

El estado de Resultados pro-forma incluye la información por el período de enero a julio del 2004 de las compañías Atlax y Metamex que eran las propietarias de las plantas de Cholula y Puebla y para los estados de resultados de Republic se consideraron los resultados de enero a diciembre de 2004 y enero 1 a julio 22 del 2005 que le correspondieron a los anteriores dueños de Republic.

ESTADO DE SITUACIÓN FINANCIERA
(Miles de Pesos)

31 DE DICIEMBRE DE
2005 Pro-forma 2004

	ICH consolidado	ICH sin Republic	Ajustes Republic	ICH consolidado Pro-forma
Activo Circulante	9,733,639	5,838,429	4,703,686	10,542,115
Inmuebles, Planta y Equipo	8,900,723	7,988,803	225,399	8,214,202
Otros Activos	820,215	313,529	182,319	495,848
Activo Total	19,454,577	14,140,761	5,111,404	19,252,165
Pasivo Circulante	3,081,946	1,470,578	1,372,766	2,843,344
Pasivo a Largo Plazo	2,976,924	2,791,192	2,636,875	5,428,067
Créditos Diferidos	337,362	0	0	0
Capital Contable	13,058,345	9,878,991	1,101,763	10,980,754

El estado de situación financiera al 31 de diciembre de 2005 incluye las plantas de Apizaco, Cholula y Republic y para el estado de situación financiera pro-forma del 2004 se incluye la información de Republic a esa fecha, ya que las plantas de Apizaco y Cholula ya se encuentran integradas en el estado de situación financiera.